UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35446 / January 14, 2025

                          :

In the Matter of   :

                          :

Morgan Stanley Direct Lending Fund
MS Capital Partners Adviser Inc.
NH Credit Partners III Holdings L.P.
NH Expansion Credit Fund Holdings LP
North Haven Credit Partners II L.P.
North Haven Credit Partners III L.P.
North Haven Senior Loan Fund (ALMA) Designated Activity Company
North Haven Senior Loan Fund L.P.
North Haven Senior Loan Fund Offshore L.P.
North Haven Senior Loan Fund Unleveraged Offshore L.P.
North Haven Tactical Value Fund (AIV) LP
North Haven Tactical Value Fund LP
North Haven Unleveraged Senior Loan Fund (Yen) L.P.
NH Senior Loan Fund Offshore Holdings L.P.
NH Senior Loan Fund Onshore Holdings LLC
DLF CA SPV LLC
DLF Equity Holdings LLC
DLF SPV LLC
DLF Financing SPV LLC
SL Investment Fund II LLC
SLIF II CA SPV LLC
SLIC CA SPV LLC
SLIC Equity Holdings LLC
SLIC Financing SPV LLC
T Series Middle Market Loan Fund LLC
T Series CA SPV LLC
T Series Equity Holdings LLC
T Series Financing SPV LLC
T Series Financing II SPV LLC
T Series Financing III SPV LLC
North Haven Private Income Fund LLC
North Haven Private Income Fund A LLC
LGAM Private Credit LLC
PIF CA SPV LLC
NHPIF Equity Holdings SPV LLC
Broadway Funding Holdings LLC
PIF Financing SPV LLC
PIF Financing II SPV LLC
PIF A CA SPV LLC
Broadway Funding Holdings II LLC
PIF A Financing SPV LLC
PIF A Equity Holdings LLC
1585 Koala Holdings LLC

LGAM CA SPV LLC
LGAM Financing SPV LLC
LGAM Equity Holdings LLC
Credit Opportunities (Series M) LP
NH-G 2022 SCSp
North Haven Senior Loan Fund (ALMA) II Designated Activity Company
North Haven Expansion Credit II L.P.
North Haven Direct Lending Fund Aggregator L.P.
NHDL I SPV LLC
North Haven Credit Partners IV Holdings A L.P.
North Haven Credit Partners IV Holdings B L.P.
North Haven Tactical Value Fund II Lux AIV-B SCSp
North Haven Tactical Value Fund II Lux AIV-C SCSp
NHTV II Onshore Aggregator LP
North Haven Structured Solutions Fund LP
Morgan Stanley Senior Funding, Inc.   :
                                                                             :
                                                                             :
1585 Broadway, 23rd floor   :
New York, NY 10036   :
                                                                             :
(812-15543)   :
                                                                             :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Morgan Stanley Direct Lending Fund, et al. filed an application on January 29, 2024, and an amendment to the application on August 20, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed- end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On December 19, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35425). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Morgan Stanley Direct Lending Fund, et al. (File No. 812-15543) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.